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Exhibit 99.2

                                January 14, 2002

Aircraft Finance Trust
c/o  Wilmington Trust Company
1100 North Market Street
Rodney Square North
Wilmington, DE  19890

Gentlemen:

In response to your request, BK Associates, Inc. is pleased to provide our opinion of current Base Values as of December 31, 2001 (BV) for the 36 commercial jet transport aircraft which comprise the Aircraft Finance Trust
(AFT) Portfolio (Portfolio). The Portfolio aircraft are further identified by type, serial number, date of manufacture and engine model in Figure 1. This Portfolio was previously appraised by BK Associates most recently in our letter dated January 29, 2001. This appraisal represents an update of that letter.

Based upon our knowledge of these various aircraft types, our knowledge of the capabilities and uses to which they have been put in various parts of the world, our knowledge of the marketing of used aircraft, and our knowledge of aircraft in general, it is our opinion that the Base Values as of December 31, 2001 in U.S. dollars of each aircraft are as shown in Figure 1.

Our values presented in Figure 1 include both a half-time Base Value "Half-Time BV" as well as a maintenance adjusted Base Value "Mtc. Adj'd. BV" which includes appropriate financial adjustments based on our interpretation of the maintenance summary and fleet utilization data you provided. The adjustments are approximate, based on industry average costs, and normally would include an adjustment for the time remaining to a "C" check, time remaining to a "D" check, time remaining to landing gear overhaul and time since the most recent heavy shop visit on engines. In some cases, sufficient relevant data were not available to make all such adjustments and in these instances we assumed the particular event to be at half-time.

According to the International Society of Transport Aircraft Trading's (ISTAT) definition of Base Value, to which BK Associates subscribes, the base value is the Appraiser's opinion of the underlying economic value of an aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and assumes full consideration of its "highest and best use". An aircraft's base value is founded in the historical trend of values and in the projection of future value trends and presumes an


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January 14, 2002
Page 2


arm's length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing.

As the definition suggests, Base Value is determined from historic and future value trends and is not influenced by current market conditions. It is often determined as a function of the original cost of the aircraft, technical characteristics of competing aircraft, and development of new models. BK Associates has determined from analysis of historic data, a relationship between aircraft age and its value as a percentage of original value for the average aircraft. We concluded the half-time base values of each Aircraft. To this, appropriate financial adjustments were made based upon our interpretation of maintenance status data provided.

Our base value opinion stated herein is given after consideration of the significant event of terrorism that occurred within the United States on September 11, 2001. During the ensuing days since that event, we have begun to see how our industry has been adversely affected. Passenger demand for air travel has dropped dramatically causing airlines to reduce flight schedules and ground significant quantities of their fleets. In response to this initial industry reaction, BK Associates has selectively reduced our opinion of aircraft current fair market values. Today, we are unsure of the long-term effect on aircraft values and will continue to review the industry status. Since our base values, as provided in this appraisal letter, are derived from historical value trends and are not immediately influenced by current supply and demand issues, we have not affected base values at this time.

Supply and demand is the major influence on aircraft values. Our industry has experienced a peak of surplus commercial jet aircraft on the market in mid-1991 and watched the subsequent increase in demand for air travel bring about a return of many of the grounded and stored surplus fleet to revenue service. According to BACK Information Services, the peak surplus of 815 aircraft in 1991 was significantly reduced during the ensuing years to a sustained low period beginning in 1997 with an annualized average of 310 surplus aircraft. However, during the second and third quarter periods of 1998, the fleet availability began to increase once again, with the latest period reported at 767 units and the annualized average at 615 units.

The following, summarized from the BACK Information Services reports, lists aircraft similar to those in the Portfolio, which are publicly advertised for sale or lease and compares the current availability to that one year ago. Additionally, the aircraft currently in storage are quantified however, it should be understood that some operators and lessors do not publicize their aircraft availability and the list of stored aircraft does not directly


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compliment the availability listing. Therefore, it is reasonable to assume that to some extent these two lists are additive.


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January 14, 2002
Page 3

                                                              STORED
        Type             12/2000           12/2001           12/2001
         ----             -------           -------           -------

       A310-300               2                15                 3
         A320                 7                10                 0
       B737-300              13                30                 1
       B737-400               7                 5                 2
       B767-200               6                17                10
       B767-300               2                11                 1
         MD83                 9                21                 3
        DC10-30              12                29                32
                             --                --                --

    TOTAL AIRCRAFT           58               138                52



The above table demonstrates that the available aircraft and the stored aircraft have more than doubled since our last AFT appraisal. Although the table specifically addresses the AFT Portfolio aircraft types, the increased trend is typical throughout most mature commercial aircraft types. BK Associates believes some availability of aircraft is normal even in a balanced market such that a few units of each model could be expected to be available even in a balanced market.

It should be understood that BK Associates has neither inspected the Portfolio aircraft nor their maintenance records, but has relied upon the information provided by yourself and in the BK Associates database which includes data on the aircraft that was obtained for the previous appraisal we have conducted. The assumptions have been made that all Airworthiness Directives have been complied with; accident damage has not been incurred that would affect market values; and maintenance has been accomplished in accordance with a civil airworthiness authority's approved maintenance program and accepted industry standards. Deviations from these assumptions can change significantly our opinion regarding the Portfolio values.

BK Associates, Inc. has no present or contemplated future interest in the Aircraft, nor any interest that would preclude our making a fair and unbiased estimate. This appraisal represents the opinion of BK Associates, Inc. and reflects our best judgment based on the information available to us at the time of preparation and the time and budget constraints imposed by the client. It is not given as a recommendation, or as an inducement, for any financial transaction and further, BK Associates, Inc. assumes no responsibility or legal liability for any action taken or not taken by the addressee, or any other party, with regard to the appraised equipment. By accepting this appraisal, the addressee agrees that BK Associates, Inc. shall bear no such responsibility or legal liability. This appraisal is

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January 14, 2002
Page 4


prepared for the use of the addressee and shall not be provided to other parties without the express consent of the addressee.

                                Sincerely yours,

                                BK ASSOCIATES, INC.



                                R. L. Britton
                                Vice President
                                ISTAT Senior Certified Appraiser


RLB/kf
Attachment
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FIGURE 1
                             AIRCRAFT FINANCE TRUST
                                    PORTFOLIO
                             AS OF DECEMBER 31, 2001

                                                        HALFTIME        MTC ADJ'D
      AIRCRAFT       SERIAL     MFG.                      BV             BV
       TYPE          NUMBER     DATE       ENGINE       ($ MIL)       ($ MIL)
       ----          ------     ----       ------      ---------      ---------
  1   A310-300          448     Feb-88    CF6-80C2A2       30.70         31.41

  2   A320-200          210     Jul-91    CFM56-5A1        24.60         24.85
  3   A320-200          221     Sep-91    CFM56-5A3        25.40         24.83
  4   A320-200          222     Oct-91    CFM56-5A3        25.40         24.60
  5   A320-200          231     Sep-91    CFM56-5A1        25.00         25.16
  6   A320-200          373     Jan-93    V2500-A1         27.05         27.67
  7   A320-200          737     Sep-97    CFM56-5B4        36.25         34.47
  8   A320-200          749     Sep-97    CFM56-5B4        36.25         35.56

  9   B737-300         28333    Aug-96    CFM56-3C1        26.45         25.69
 10   B737-300         28548    Dec-97    CFM56-3C1        27.95         27.65
 11   B737-300         28554    Dec-96    CFM56-3C1        26.85         25.97
 12   B737-300         28557    Mar-97    CFM56-3C1        27.10         26.26
 13   B737-300         28558    Apr-97    CFM56-3C1        27.20         26.37
 14   B737-300         28559    May-97    CFM56-3C1        27.30         26.25
 15   B737-300         28561    Jun-97    CFM56-3C1        27.40         27.28
 16   B737-300         28562    Jul-97    CFM56-3C1        27.50         27.38
 17   B737-300         28563    Aug-97    CFM56-3C1        27.55         26.85
 18   B737-300         28564    Nov-97    CFM56-3C1        27.85         26.91
 19   B737-300         28740    Jun-98    CFM56-3C1        28.55         28.55

 20   B737-400         25663    Nov-92    CFM56-3C1        24.95         24.88
 21   B737-400         25664    Nov-92    CFM56-3C1        24.95         25.48
 22   B737-400         28489    Nov-96    CFM56-3C1        30.85         29.98
 23   B737-400         28490    Nov-96    CFM56-3C1        30.85         30.81
 24   B737-400         28491    Nov-96    CFM56-3C1        30.85         30.09

 25   B767-200ER       23805    Jul-87    CF6-80C2-B2      29.70         30.64
 26   B767-200ER       23806    Aug-87    CF6-80C2-B2      29.70         29.31

 27   B767-300ER       25221    Aug-91    CF6-80C2B6F      51.00         52.01
 28   B767-300ER       25403    Jan-92    PW4060           52.10         50.39
 29   B767-300ER       29617    Mar-99    CF6-80C2B7F      76.00         74.92
 30   B767-300ER       30008    Mar-99    CF6-80C2B7F      76.00         74.94

 31   MD83             49398    Nov-86    JT8D-219         15.40         15.21
 32   MD83             49791    Sep-89    JT8D-219         18.55         18.33
 33   MD83             53198    Apr-91    JT8D-219         21.00         21.14
 34   MD83             53199    Mar-92    JT8D-219         22.05         22.04

 35   DC10-30          46584    Feb-80    CF6-50C2         14.50         15.26
 36   DC10-30          48292    Feb-82    CF6-50C2         16.40         16.22

                                          TOTALS         1097.20       1085.35
